Delisting Determination,The Nasdaq Stock Market, LLC, September 6, 2007, Tripos, Inc. The Nasdaq Stock Market, LLC (the Exchange) has determined to remove from listing the common stock of Tripos, Inc. (the Company), effective at the opening of business on September 17, 2007. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange as it failed to comply with the following Marketplace
Rules: 4310(c)(14) and 4450(a)(03). The Company was also deemed to be a public shell, thereby raising public interest concerns pursuant to Marketplace Rule 4300(a)(03). The Company was notified of Staffs determinations on August 17, 2006, on May 18, 2007 and on June 15, 2007. The Company requested a review of the Staffs determination before the Listing Qualifications Hearings Panel. Upon review of the information provided by the Company,the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with the following Marketplace Rules: 4450(a)(03) and 4300(a)(03). The Company was notified of the Panels decision on July 3, 2007 and trading in the Companys securities was suspended on July 6,2007. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council.
The Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on August 17, 2007.